Exhibit 17

April 5, 2017

BY EMAIL AND FEDERAL EXPRESS

Board of Directors
INVO Bioscience, Inc.
Attn:   Kathleen Karloff
Chairperson and CEO
407R Mystic Avenue
Suite 34C,
Medford, MA 02155

Dear Ms. Karloff:

This letter is to indicate my intention to resign from the Board of Directors of INVO Bioscience Inc., effective immediately.

Recent events with respect to the operation of the Board of Directors have limited my ability to effectively serve the company as a director. I appreciate the opportunity to have served the company and its shareholders since its inception .

Sincerely yours,

/s/ Claude Ranoux

Claude Ranoux

cc: Robert J. Bowdring